

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 7, 2014

<u>VIA E-MAIL</u>

Owen J. Pinkerton, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001

  Re: Business Development Corporation of America
     File Nos. 333-193241 & 814-821

Dear Mr. Pinkerton:

  We have reviewed the registration statement for Business Development Corporation of America (the "Fund") filed on Form N-2, on January 9, 2014, in connection with the registration of common stock. The captions we use below correspond to the captions the Fund uses in its registration statement.

<u>PROSPECTUS</u>:

Cover Page

1. We have the following comments on the fourth paragraph:

  a. The first sentence states that shares will be sold at a public offering price of $11.20. The fourth sentence states that "[b]ecause of the likelihood that our public offering price will fluctuate, persons who subscribe for shares in this follow-on offering must submit subscriptions for a fixed dollar amount, rather than for a number of shares." This indicates that if there is a change in offering price, prospective investors will not be informed of the price prior to purchasing shares. The offering price is a term which is required to be disclosed on the cover of the prospectus. *See* Item 1.g. of Form N-2. If the Fund will use a prospectus with an offering price which varies from the offering price specified at the time the registration statement is declared effective, a prospectus supplement specifying the revised offering price must be filed prior to the use of the revised prospectus. *See* Rule 497(e) under the Securities Act of 1933 ("Securities Act"). Please revise the fourth sentence to state that if the offering price is revised, the prospectus will be supplemented to disclose the revised offering price.

    b.   The second sentence states that the Fund will not sell shares where NAV exceeds 90.0% of the public offering price. The next sentence states that the Fund will ensure that NAV will not exceed 88.5% of the public offering price. Please reconcile these two statements.

    c.   The third sentence states, in part, that "with each semi-monthly closing, we have *elected to review* our NAV . . . ." (Emphasis added.) Inasmuch as Section 23(b) of the Investment Company Act of 1940 ("1940 Act") requires a determination of NAV in connection with a sale of common stock, please revise the sentence to state that the Fund will determine NAV semi-monthly.

2.   Please set forth in bold face type the bullets which follow the fifth paragraph.

Prospectus Summary — Our Investment Objective and Policies (Page 10)

3.   This section states that the Fund will invest largely in first and second lien senior secured loans and mezzanine debt issued by middle market companies. An investor may infer that the Fund is investing directly in such debt. Please describe in this section how the Fund also seeks exposure to such debt through its total return swap with Citibank, N.A.

Fees and Expenses (Page 20)

4.   The fee table includes a line item for acquired fund fees and expenses. Footnote (9) to the fee table explains that the Fund has invested or intends to invest in other private funds as a means of gaining exposure to desirable investments. Please confirm to us that the Fund will include in this line item, not only the expenses of private funds, but also the expenses of registered investment companies and business development companies in which the Fund invests.

Questions and Answers About This Follow-on Offering Prospectus Summary — Q: Are there any restrictions on the transfer of shares? (Page 29)

5.   The second sentence states, "We do not intend to list our securities on any securities exchange during the offering period, and we do not expect there to be a public market for our shares in the foreseeable future."   Please set forth this sentence in bold face type.

Risk Factors (Page 32)

6. Page F-9 shows that as of September 30, 2013, the Fund had 37.5% of its total portfolio invested in Banking, Finance, Insurance and Real Estate. Please disclose in the Prospectus Summary the risk of concentration in these industries.

Investment Objective and Policies — Determination of Net Asset Value — *Determination In Connection With Offerings* **(Page 93)**

7. This section states that in connection with each semi-monthly closing, the NAV will be reviewed to ensure that NAV does not exceed 90% of the public offering price per share. The third paragraph states, in part, that "this determination does not require that we calculate NAV in connection with each closing." Please revise this sentence to state affirmatively that the NAV of the common stock will be determined within 48 hours of the offering. *See* Section 23(b) of the 1940 Act.

Certain Relationships and Related Party Transactions — Reorganization of our Sponsor (Page 117)

8. This section states that the parent of the Adviser has been reorganized. Previously, the parent of the Adviser was RCAP Holdings, LLC. Currently, the parent of the Adviser is AR Capital, LLC. Please explain to us whether the reorganization of the parent of the Adviser involved a change of control of the Adviser which resulted in an assignment of the advisory agreement. We may have additional comments after reviewing your response.

PART C – OTHER INFORMATION

Item 25. Financial statements and exhibits (Page C-1)

9. Exhibit (l) shows that an opinion of counsel is incorporated by reference from the Fund's prior registration statement. Please ensure that a new opinion of counsel and consent are filed with respect to this offering.

10. Exhibit (s) shows that a power of attorney is incorporated by reference from the Fund's prior registration statement. Please provide a power of attorney specific to this registration statement. *See* Rule 483(b) under the Securities Act.

GENERAL COMMENTS:

11. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

12. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

13. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities

Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

14. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

15. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

       If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

                     Sincerely,

                     /s/ John M. Ganley

                     John M. Ganley
                     Senior Counsel